

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

Via E-mail
Tom Chia
Chief Executive Officer
JuQun, Inc.
P.O. Box 12009
Marina del Rey, CA 90295

>   **Re: JuQun, Inc.**
>   **Amendment No. 1 to Form 10-12G**
>   **Filed November 23, 2012**
>   **File No. 000-54823**

Dear Mr. Chia:

We have reviewed your response to our prior comment letter to you dated November 5, 2012 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3

1. We note your response to our prior comment 2 and reissue in part. It appears that the dollar amount of your monthly "burn rate" was omitted in your revised disclosure. Please revise to include it here and in the liquidity and capital resources section. Please also revise to quantify your losses for the most recent audited period here and in the liquidity and capital resources section.

History, page 3

2. We note your response to our prior comment 4 and reissue in part. Please disclose how the merger between TTI and JuQun accomplished a one for seven reverse stock split. Please also discuss why the company chose Nevada over Texas.

3. We note that the $500,000 loan was made on open book account. Please revise to describe what open book account means. Please also disclose the term of the loan.

Plan of Operation, page 4

4. We note your response to our prior comment 8 and reissue because you have not made any revisions in this section in response to our comment. You state on page 14 that you intend to transact business with some of your officers, directors and affiliates. Please revise your plan of operation to discuss how this stated intention fits into your business plan. Please refer to the first paragraph on page 15 and, if applicable, make corresponding changes in this section.

Item 5. Directors and Executive Officers, page 11

5. We note your response to our prior comment 16 and your revised disclosure in the stock option plan section. Please revise the directors and executive officers section to discuss the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that they should serve as directors for the company. Refer to Item 401(e)(1) of Regulation S-K.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

                                        Sincerely,

                                        /s/ Justin Dobbie

                                        Justin Dobbie
                                        Legal Branch Chief

cc: via e-mail
        Don Davis, Esq.